Milbank, Tweed, Hadley & McCloy LLP

October 14, 2010

Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attention:	William Thompson
Branch Chief

	Re:	Companhia Energética de Minas Gerais — CEMIG
Form 20-F for the Year Ended December 31, 2009
File No. 1-15224

Dear Mr. Thompson:

On behalf of Companhia Energética de Minas Gerais — CEMIG (the “Company”), we respectfully inform you that the Company will not be able to respond to the comment letter dated September 28, 2010 (the “Comment Letter”) from the staff of the Securities and Exchange Commission related to the Company’s Form 20-F for the year ended December 31, 2009 within the timeframe of 10 business days mentioned in the Comment Letter.  The Company respectfully informs the Staff that it intends to provide a response letter no later than November 10, 2010.

Should you have any questions about this letter, please feel free to contact the undersigned at (212) 530-5224.

Sincerely yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald

cc:	Anthony Watson, SEC Staff Accountant
Luiz Fernando Rolla, CEMIG
Agostinho Faria Cardoso, CEMIG
Steven Sandretto, Milbank, Tweed, Hadley & McCloy LLP